FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, November 25, 2014

Ger. Gen. No. 109/2014

Ref.:   Significant Event

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°. 1449

Santiago, Chile

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N° 18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis (the “Company”), I hereby inform you of the following significant event:

In its session held today, the Company’s Board of Directors approved the acquisition of its subsidiary Inmobiliaria Manso de Velasco Limitada (hereinafter IMV) by its subsidiary ICT Servicios Informáticos Limitada (ICT), in such a way that the first is discontinued, and the latter remains in operation. ICT will incorporate all the rights, obligations and equity of IMV.

Enersis S.A. holds 99.99997% of IMV equity, and the remaining 0.00003% is held by ICT (the absorbing company). In turn, Enersis S.A. holds 99% of ICT equity, with the remaining 1% held by Chilectra S.A., also an Enersis S.A. subsidiary.

Considering that Enersis S.A. already controls and consolidates both companies, this operation does not alter the value of assets and liabilities in Enersis’ Consolidated Financial Statements.

Sincerely yours,

Luigi Ferraris

Chief Executive Officer

c.c.       Santiago Stock Exchange

             Electronic Stock Exchange

             Valparaíso Stock  Exchange

             Banco Santander Santiago – Bonholders Representative

             Risk Classification Commission

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luigi Ferraris
--------------------------------------------------

Title: Chief Executive Officer

Date: November 28, 2014